Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

June 20, 2023

VIA EDGAR

Ms. Joanna Lam
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enphys Acquisition Corp.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed April 13, 2023
File No.  001-40879

Dear Ms. Lam:

On behalf of Enphys Acquisition Corp. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 8, 2023, regarding the Company’s Annual Report on Form 10-K (the “Annual Report”), which was filed with the Commission on April 13, 2023.

For convenience, the Staff’s comments have been restated below in bold type and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2022

Risk Factors, page 4

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future periodic filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response and confirm that you will provide these disclosures in your future periodic filings.

June 20, 2023
In response to the Staff’s comment, in future periodic filings (including the Company’s Quarterly Report on Form 10-Q for the second quarter of 2023), the Company will expand its risk factor disclosure to address how the Company’s sponsor’s substantial ties with a non-U.S. person could impact the Company’s ability to complete an initial business combination. Set forth below is the language that the Company will include:

We may not be able to complete a business combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit a business combination to be consummated with us, we may not be able to consummate a business combination with such target.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory filings. We and our sponsor have ties to non-US persons. Specifically, Jorge de Pablo, our Chief Executive Officer and a member of the Board of Directors of the Company (the “Board”), is a citizen of Spain. Carlos Guimarães, our Chairman of the Board, is a citizen of Brazil. Pär Lindström, our Chief Financial Officer and a member of the Board, is a citizen of Sweden. Matías de Buján, our Chief Operating Officer, is a citizen of Argentina. Additionally, our independent directors, José Antonio Aguilar Bueno, Federico Carrillo- Zürcher, Hélio L. Magalhães and Eva Redhe are citizens of Mexico, Costa Rica, Brazil and Sweden, respectively.

Outside the United States, laws or regulations may affect our ability to consummate a business combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses relating to a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

June 20, 2023
As a result of these various restrictions, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other SPACs that do not have similar ownership issues. Moreover, the process of government review, could be lengthy. Because we have only a limited time to complete our business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive $10.00 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

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We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard M. Brand

cc:	Erica Hogan, Cadwalader, Wickersham & Taft LLP Jorge de Pablo, Chief Executive Officer, Enphys Acquisition Corp.